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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Leadis Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

52171N 10 3 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52171N 10 3

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Keunmyung Lee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,410,000* 6. Shared Voting Power 0 7. Sole Dispositive Power 1,410,000* 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,410,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.0%
12.	Type of Reporting Person (See Instructions) IN

*	Includes 300,000 shares held by Keunmyung Lee and Buyong Lee, or successors in trust, under the Edina Yerim-Holly Trust dated 11/26/03 (the “Yerim-Holly Trust”), of which Ken Lee is a co-trustee and 900,000 shares held by Keunmyung Lee and Buyong Lee, Trustees, Keunmyung Lee and Buyong Lee Living Trust dated 11/2/00. The Reporting Person disclaims beneficial ownership of the shares held by the Yerim-Holly Trust except to the extent of his pecuniary interest therein. Also includes 210,000 shares issuable pursuant to options exercisable within 60 days of December 31, 2004.

CUSIP No. 52171N 10 3

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Keunmyung Lee and Buyong Lee, or successors in trust, under the Edina Yerim-Holly Trust dated 11/26/03
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 300,000 6. Shared Voting Power 0 7. Sole Dispositive Power 300,000* 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.07%
12.	Type of Reporting Person (See Instructions) 00

CUSIP No. 52171N 10 3

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Keunmyung Lee and Buyong Lee, Trustees, Keunmyung Lee and Buyong Lee Living Trust dated 11/2/00
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 900,000 6. Shared Voting Power 0 7. Sole Dispositive Power 900,000 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.2%
12.	Type of Reporting Person (See Instructions) 00

Item 1.	(a)	Leadis Technology, Inc.

	(b)	474 Potrero Avenue, Suite A Sunnyvale, CA 94085-4117

Item 2.	(a)	Name of Person Filing

Keunmyung Lee

Keunmyung Lee and Buyong Lee, or successors in trust, under the Edina Yerim-Holly Trust dated 11/26/03 (“Yerim-Holly Trust”)

Keunmyung Lee and Buyong Lee, Trustees, Keunmyung Lee and Buyong Lee Living Trust dated 11/2/00 (“Lee Living Trust”)

	(b)	Address of Principal Business Office or, if none, Residence

c/o Leadis Technology, Inc. 474 Potrero Avenue, Suite A Sunnyvale, CA 94085-4117

	(c)	Citizenship

Keunmyung Lee United States
Yerim-Holly Trust California
Lee Living Trust California

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number

	(f)	52171N 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J) Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

Keunmyung Lee 1,410,000 **
Yerim-Holly Trust 300,000
Lee Living Trust 900,000

(b) Percent of Class:

Keunmyung Lee 5.0%
Yerim-Holly Trust 1.07%
Lee Living Trust 3.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Keunmyung Lee 1,410,000 **
Yerim-Holly Trust 300,000
Lee Living Trust 900,000

(ii) Shared power to vote or to direct the vote

Keunmyung Lee 0
Yerim-Holly Trust 0
Lee Living Trust 0

(iii) Sole power to dispose or to direct the disposition of

Keunmyung Lee 1,410,000 **
Yerim-Holly Trust 300,000
Lee Living Trust 900,000

(iv) Shared power to dispose or to direct the disposition of

Keunmyung Lee 0
Yerim-Holly Trust 0
Lee Living Trust 0

**     Includes 300,000 shares held by Keunmyung Lee and Buyong Lee, or successors in trust, under the Edina Yerim-Holly Trust dated 11/26/03 (the “Yerim-Holly Trust”), of which Ken Lee is a co-trustee and 900,000 shares held by Keunmyung Lee and Buyong Lee, Trustees, Keunmyung Lee and Buyong Lee Living Trust dated 11/2/00. The Reporting Person disclaims beneficial ownership of the shares held by the Yerim-Holly Trust except to the extent of his pecuniary interest therein. Also includes 210,000 shares issuable pursuant to options exercisable within 60 days of December 31, 2004.

Item 5.	Ownership of More than Five Percent on Behalf of Another Person

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of a Group Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005
Date

/s/ Keunmyung Lee
Signature

Keunmyung Lee
Name

KEUNMYUNG LEE AND BUYONG LEE, OR SUCCESSORS IN TRUST, UNDER THE EDINA YERIM-HOLLY TRUST DATED 11/26/03

February 10, 2005
Date

/s/ Keunmyung Lee
Signature

Keunmyung Lee
Name

KEUNMYUNG LEE AND BUYONG LEE, TRUSTEES, KEUNMYUNG LEE AND BUYONG LEE LIVING TRUST DATED 11/2/00

February 10, 2005
Date

/s/ Keunmyung Lee
Signature

Keunmyung Lee
Name